Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Six months ended June 30, 2004	March 29 through June 30, 2003	January 1 through March 28, 2003
	(Successor)	(Successor)	(Predecessor)
	(in millions)
Net income	$992.3	$394.8	$460.7
Income tax expense	503.6	206.1	240.6

Income before income tax expense	1,495.9	600.9	701.3

Fixed charges:
Interest expense (1)	1,021.0	472.7	785.3
Interest portion of rentals (2)	21.9	9.9	15.3

Total fixed charges	1,042.9	482.6	800.6

Total earnings as defined	$2,538.8	$1,083.5	$1,501.9

Ratio of earnings to fixed charges	2.43	2.25	1.88

(1)	For financial statement purposes for the periods January 1 through March 28, 2003 and March 29 through June 30, 2003, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

(2)	Represents one-third of rentals, which approximates the portion representing interest.